UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 March 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

30 March 2008

Dr Paul Reynolds
Chief Executive Officer
Telecom Corporation of New Zealand Limited
PO Box 92-028
AUCKLAND

Dear Dr Reynolds

AMENDED SEPARATION PLAN – SECTION 69K(2)(c) OF THE TELECOMMUNICATIONS ACT 2001

Pursuant to section 69L(1)(a) of the Telecommunications Act 2001, I have to approve the Amended Separation Plan (including Telecom’s Undertakings) for the Operational Separation of Telecom given to me on 25 March 2008.

A copy of the Plan as approved by me accompanies this letter.  This letter is a notice for the purposes of section 69L(3) of the Act.

I will announce my decision to approve the Plan at a press conference at 9.15am on Monday 31 March 2008.  Attached is a copy of the media statement I propose release at the press conference. The information in this letter and media statement is provided in confidence and is embargoed until 9.15am on Monday 31
March 2008.
Until the information in this letter and media statement is generally available you must not:
• trade in securities of Telecom Corporation of New Zealand Limited,
• directly or indirectly disclose this information to another person, other to NZX in accordance with any disclosure obligation under the NZX Listing Rules.
• advise or encourage another person, to trade or hold securities of Telecom
Corporation of New Zealand Limited or to themselves advise or encourage another person to trade or hold those securities.

This letter and information is being copied, on the same embargoed basis, to
New Zealand Stock Exchange.

Yours sincerely

Hon David Cunliffe
Minister for Communications and Information Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 31 March 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary